ConocoPhillips 925 N. Eldridge Parkway Houston, Texas 77079

May 13, 2025

VIA EDGAR

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips and ConocoPhillips Company Registration Statement on Form S-4 (File Nos. 333-287081 and 333-287081-01) Request for Acceleration

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ConocoPhillips Company and ConocoPhillips hereby request that the Securities and Exchange Commission accelerate the effective date of their Registration Statement on Form S-4 (File Nos. 333-287081 and 333-287081-01) (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., New York City time, on May 15, 2025 or as soon thereafter as practicable.

Please contact Keith M. Townsend of King & Spalding LLP at (404) 572-3517 or KTownsend@kslaw.com or Trevor G. Pinkerton of King & Spalding LLP at (713) 276-7329 or TPinkerton@kslaw.com with any questions. In addition, please notify Mr. Townsend or Mr. Pinkerton when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

CONOCOPHILLIPS
CONOCOPHILLIPS COMPANY

By:	/s/ Philip M. Gresh III
Name:	Philip M. Gresh III
Title:	Vice President, Investor Relations and Treasurer

cc:	Keith M. Townsend, King & Spalding LLP
Trevor G. Pinkerton, King & Spalding LLP

[Signature Page to Acceleration Request]